March 23, 2011
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549
Dear Mr. Spirgel:
We are providing this letter in response to the comments of the Staff contained in your letter dated March 9, 2011 regarding the June 30, 2010 Form 10-K filed by Education Management Corporation (the “Company”) on September 1, 2010 (File No. 001-34466).
Set forth below are the Staff’s comments and our responses.
Form 10-K for the Fiscal year Ended June 30, 2010
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 89
Segment Reporting, page 93
COMMENT NO. 1:
We note the reasons provided in your response to comment eight from our letter dated February 4, 2011, that form the basis of your conclusion that all four of your operating segments satisfy all of the conditions necessary for reporting as a single segment. However, we continue to question whether the aggregation of your operating segments is consistent with the objective and basic principles of Segment Reporting. Based only upon summarized EBITDA and EBITDA margins provided in your response, we are not able to fully assess your segment analysis. Therefore, to help us better understand your conclusion please provide us with your analysis and financial information demonstrating your compliance with ASC 280-10-50-11. For each of your four operating segments, provide us with an analysis that includes historical and projected revenues, EBITDA, EBITDA margins, and any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if EBITDA margin is decreasing for one operation and increasing for another). Please provide your analysis for all periods presented in your filing.
RESPONSE:
Consistent with the requirements of ASC 280, our four operating segments can be aggregated into one reportable segment because they share similar products and services, production processes, types of customers, methods used to provide services and regulatory environments. The services we provide are consistent across all four operating segments. We monitor the development of curriculum and the administration of our academic programs from a central function to ensure quality and consistency across all four of our operating segments. The type or class of customer is similar at each of our operating segments - high school graduates and adult learners looking for a post-secondary degree for the purpose of furthering themselves economically, personally and professionally. The process of delivering our services is similar across all four operating segments, regardless of the delivery method. Finally, the for-profit education market is highly regulated by the U. S. Department of Education and all schools are either regionally or nationally accredited by various accrediting bodies and state regulators that cross educational systems. We meet all qualitative requirements to aggregate our operating segments.
In addition, we believe that our operating segments exhibit similar long-term economic characteristics consistent with the objectives of ASC 280.
We are providing under separate cover historical and projected revenues, EBITDA and EBITDA margin for each of our operating segments which is referred to herein as Exhibit A. EBITDA margin represents segment EBITDA divided by EBITDA from all segments, excluding non revenue-generating entities such as Corporate. The projected results noted in Exhibit A were derived using our internal long-range plan, which extends five years from the end of our most recent fiscal year. This information is consistent with what we provide to our Chief Executive Officer, who is our Chief Operating Decision Maker.

As depicted in Exhibit A, the Company’s overall EBITDA margin range was very consistent over the three year period ended June 30, 2010, ranging from 21% to 22%. We believe all of our operating segments, each of which provide post-secondary education to students in North America, have similar business fundamentals and long-term expected EBITDA margins. During the three year period ended June 30, 2010, two of our operating segments, The Art Institutes and Brown Mackie Colleges, contributed 86% of our cumulative EBITDA. These operating segments generated returns during the most recent three fiscal years that met our expected long-term average gross EBITDA margin as set forth in Exhibit A. Additionally, the EBITDA margins for these two operating segments have been and are expected to remain within 10% of each other.
The Company’s other two operating segments, South University and Argosy University, accounted for the remaining 14% of the Company’s EBITDA in the three year period ended June 30, 2010. Each of these operating segments accounted for less than 10% of the Company’s EBITDA over this period. Despite the EBITDA margins recorded over the last several fiscal years at South University and Argosy University, we operate and manage these operating segments to achieve EBITDA margins similar to those of The Art Institutes and Brown Mackie Colleges. Accordingly, we believe the most recent margins recorded by South University and Argosy University are temporary in nature and are primarily the result of investments in start-up operations and short-term operating inefficiencies.
The following details the reasons that South University and Argosy University margins are temporarily below those of The Art Institutes and Brown Mackie Colleges:
South University, which represented 6% of the Company’s EBITDA for the three year period ended June 30, 2010, has invested significantly in start-up operations. For all four of our operating segments, start-up investments, which include new school locations and new program offerings including those in a fully online environment, typically experience losses for two years and require five to six years to reach targeted margins. Start-ups have a disproportionate impact on South University due to its smaller base of existing campus locations (only five prior to our recent investments) relative to our other operating segments. Mature South University locations, which have been in existence for at least five to six years, have EBITDA margins which are consistent with those at The Art Institute and Brown Mackie locations. During the recent investment period, one South University school matured in accordance with the time table discussed above and is generating EBITDA margins consistent with those of our other mature school locations. Several more recent investments in South University are on track to achieve EBITDA margins similar to The Art Institutes and Brown Mackie Colleges in the time frames noted above. Over time, and as returns on our start-up operations are realized, we believe that South University will exhibit margins similar to those experienced at The Art Institutes and Brown Mackie Colleges as set forth in Exhibit A.
Argosy University represented approximately 8% of the Company’s EBITDA for the three year period ended June 30, 2010. Historically, Argosy University has primarily offered Master’s and Doctoral programs to students. In an effort to align Argosy University with the Company’s other operating segments, Argosy University significantly increased its offering of undergraduate degree programs in fiscal 2008. This change in Argosy’s operating plan was implemented because undergraduate degree programs typically have a larger and wider market than Master’s and Doctoral programs. Accordingly, this investment is expected to have a continuing favorable impact on operating margins at Argosy University. In addition, several Argosy University locations have experienced operational challenges over the most recently reported three-year period that are being addressed through management changes and performance improvement plans. Management’s response to these challenges has been favorable as Argosy University’s EBITDA margin improved in fiscal 2010 and through the first six months of fiscal 2011. The Company projects that the recent improvements in operating margin experienced by Argosy University will continue over time and result in its EBITDA margins being within 10% of the Company’s other operating segments as set forth in Exhibit A.

Conclusion
Based on our internal long range plan, we believe that all of our operating segments have similar long-term economic characteristics. In addition, all of our operating segments provide similar products to similar customers and have similar qualitative characteristics. Therefore, we believe that aggregation of all of our operating segments into one reportable segment is consistent with the principles of ASC 280.
Note 6. Other Long-Term Assets, page 96
COMMENT NO. 2:
We note your response to comment nine from our letter dated February 4, 2011. Please revise in future filings to disclose the following information, required by ASC 440-10-50-4:
•	the nature and term of the obligation;
•	the amount of the fixed and determinable portion of the obligation as of the date of the latest balance sheet presented, in the aggregate and, if determinable, for each of the five succeeding fiscal years;
•	the nature of any variable components of the obligation(s); and
•	the amounts purchased under the obligation for each period for which an income statement is presented.
RESPONSE:
We supplementally advise the Staff that we will have no future commitments, either fixed or variable, under the Education Finance Loan (“EFL”) program after June 30, 2011.
We will add a disclosure similar to the following in the Other Long-Term Assets footnote to the consolidated financial statements in our June 30, 2011 Form 10-K:
“The Company has purchased $        million, $74.0 million, and $10.0 million of loans under the EFL program during the fiscal years ended June 30, 2011, 2010 and 2009, respectively. At June 30, 2011, the Company has no future obligations to purchase loans under the EFL program.”

As requested by the Staff, Education Management Corporation (“EDMC”) acknowledges the following with regard to the filings:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any further questions or comments, please address them to me at (412) 962-0900.
Sincerely,
EDUCATION MANAGEMENT CORPORATION
By: /s/ Edward H. West
Edward H. West
President and Chief Financial Officer